UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

AirNet Systems, Inc.

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE PER SHARE

(Title of Class of Securities)

009417106

(CUSIP Number)

February 2, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 009417106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Black Sheep Partners, LLC EIN #20-1678499

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

142,900 shares of common stock

6. Shared Voting Power

7. Sole Dispositive Power

142,900 shares of common stock

8. Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

142,900 shares of common stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

1.4%

12.	Type of Reporting Person (See Instructions)

OO

CUSIP No. 009417106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Black Sheep Partners II, LLC EIN #20-5298435

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

77,100 shares of common stock

6. Shared Voting Power

7. Sole Dispositive Power

77,100 shares of common stock

8. Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

77,100 shares of common stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

0.8%

12.	Type of Reporting Person (See Instructions)

OO

CUSIP No. 009417106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

BCB Consultants, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

220,000 shares of common stock

6. Shared Voting Power

7. Sole Dispositive Power

220,000 shares of common stock

8. Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

220,000 shares of common stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

2.2%

12.	Type of Reporting Person (See Instructions)

OO

CUSIP No. 009417106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Brian C. Black

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

US

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

220,000 shares of common stock

6. Shared Voting Power

7. Sole Dispositive Power

220,000 shares of common stock

8. Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

220,000 shares of common stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

2.2%

12.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 009417106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Clam Partners, LLC EIN #36-4120280

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

430,000 shares of common stock

6. Shared Voting Power

7. Sole Dispositive Power

430,000 shares of common stock

8. Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

430,000 shares of common stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

4.2%

12.	Type of Reporting Person (See Instructions)

OO

CUSIP No. 009417106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Clam Manager, LLC EIN #36-4486375

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

430,000 shares of common stock

6. Shared Voting Power

7. Sole Dispositive Power

430,000 shares of common stock

8. Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

430,000 shares of common stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

4.2%

12.	Type of Reporting Person (See Instructions)

OO

CUSIP No. 009417106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Gregory A. Carlin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

US Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

430,000 shares of common stock

6. Shared Voting Power

7. Sole Dispositive Power

430,000 shares of common stock

8. Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

430,000 shares of common stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

4.2%

12.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 009417106

Item 1	(a).	Name of Issuer

AirNet Systems, Inc. (the “Issuer”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices

3939 International Gateway, Columbus, Ohio 43219, United States

Item 2	(a).	Name of Person Filing

Item 2	(b).	Address of Principal Business Office or, if none, Residence

Item 2	(c).	Citizenship

Black Sheep Partners, LLC 900 N. Michigan Ave., Suite 1900 Chicago, IL 60611 Delaware Limited Liability Company

Black Sheep Partners II, LLC 900 N. Michigan Ave., Suite 1900 Chicago, IL 60611 Delaware Limited Liability Company

Brian C. Black 900 N. Michigan Ave., Suite 1900 Chicago, IL 60611 An individual, US citizen

BCB Consultants, LLC 900 N. Michigan Ave., Suite 1900 Chicago, IL 60611 Delaware Limited Liability Company

Clam Partners, LLC 900 N. Michigan Ave., Suite 1900 Chicago, IL 60611 Delaware Limited Liability Company

Clam Manager, LLC 900 N. Michigan Ave., Suite 1900 Chicago, IL 60611 Delaware Limited Liability Company

Gregory A. Carlin 900 N. Michigan Ave., Suite 1900 Chicago, IL 60611 An individual, US citizen

CUSIP No. 009417106

Item 2	(d).	Title of Class of Securities

Common stock, $.01 par value

Item 2	(e).	CUSIP Number

009417106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

CUSIP No. 009417106

Item 4.	Ownership.

	(a)	Amount beneficially owned:

BCB Consultants, LLC (“BCB Consultants”) is the manager of Black Sheep Partners, LLC (“Black Sheep”) and of Black Sheep Partners II, LLC (“Black Sheep II”). As of February 2, 2007, Black Sheep beneficially owned 142,900 shares of Common Stock and Black Sheep II owned 77,100 shares of Common Stock. BCB Consultants has the power to direct the vote and disposition of the Common Stock held by each of Black Sheep and Black Sheep II. Accordingly, BCB Consultants may be deemed to be the beneficial owner of an aggregate amount of 220,000 shares of Common Stock, consisting of the shares owned by Black Sheep and the shares owned by Black Sheep II.

Brian C. Black, as Managing Member of BCB Consultants, may be deemed to beneficially own the same number of shares of Common Stock reported by BCB Consultants.

Clam Manager, LLC (“Clam Manager”) is the manager of Clam Partners, LLC (“Clam Partners”). As of February 2, 2007, Clam Partners beneficially owned 430,000 shares of Common Stock. Clam Managers has the power to direct the vote and disposition of the Common Stock held by Clam Partners. Accordingly, Clam Manager may be deemed to be the beneficial owner of an aggregate amount of 430,000 shares of Common Stock, consisting of the shares owned by Clam Partners.

Gregory A. Carlin, as Managing Member of Clam Manager, may be deemed to beneficially own the same number of shares of Common Stock reported by Clam Managers.

Each of BCB Consultants and Brian C. Black disclaim beneficial ownership of the 142,900 shares of Common Stock owned by Black Sheep and the 77,100 shares of Common Stock owned by Black Sheep II, except to the extent of their pecuniary interests therein. Each of Clam Managers and Gregory A. Carlin disclaim beneficial ownership of the 430,000 shares of Common Stock owned by Clam Partners except to the extent of their pecuniary interests therein.

	(b)	Percent of class:

See Item 11 of the Cover Pages to this Schedule 13G.

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See item (a) above.

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

See item (a) above.

CUSIP No. 009417106

(iv)	Shared power to dispose or to direct the disposition of

0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 009417106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2007

BLACK SHEEP PARTNERS, LLC		QVT FBLACK SHEEP PARTNERS II, LLC

By BCB Consultants, LLC,		By BCB Consultants, LLC,
its Manager		its Manager

By:	/s/ Brian C. Black ____________________	By:	/s/ Brian C. Black ____________________
Name:	Brian C. Black	Name:	Brian C. Black
Title:	Managing Member	Title:	Managing Member

BCB CONSULTANTS, LLC		BRIAN C. BLACK

By:	/s/ Brian C. Black ____________________	/s/ Brian C. Black ____________________
Name:	Brian C. Black	Name:	Brian C. Black
Title:	Managing Member

CLAM PARTNERS, LLC

By Clam Manager, LLC,
its Manager

By:	/s/ Gregory A. Carlin ____________________
Name:	Gregory A. Carlin
Title:	Managing Member

CLAM MANAGER, LLC		GREGORY A. CARLIN

By:	/s/ Gregory A. Carlin ____________________	/s/ Gregory A. Carlin ____________________
Name:	Gregory A. Carlin	Name:	Gregory A. Carlin
Title:	Managing Member

CUSIP No. 009417106

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G signed by each of the undersigned shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:	February 26, 2007

BLACK SHEEP PARTNERS, LLC		QVT FBLACK SHEEP PARTNERS II, LLC

By BCB Consultants, LLC,		By BCB Consultants, LLC,
its Manager		its Manager

By:	/s/ Brian C. Black ____________________	By:	/s/ Brian C. Black ____________________
Name:	Brian C. Black	Name:	Brian C. Black
Title:	Managing Member	Title:	Managing Member

BCB CONSULTANTS, LLC		BRIAN C. BLACK

By:	/s/ Brian C. Black ____________________	/s/ Brian C. Black _________________________
Name:	Brian C. Black	Name:	Brian C. Black
Title:	Managing Member

CLAM PARTNERS, LLC

By Clam Manager, LLC,
its Manager

By:	/s/ Gregory A. Carlin ____________________
Name:	Gregory A. Carlin
Title:	Managing Member

CLAM MANAGER, LLC		GREGORY A. CARLIN

By:	/s/ Gregory A. Carlin ____________________	/s/ Gregory A. Carlin ____________________
Name:	Gregory A. Carlin	Name:	Gregory A. Carlin
Title:	Managing Member